SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

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                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 2)(1)


                         Stelmar Shipping Ltd. (SJH)
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                               (Name of Issuer)


                   Common Stock, Par Value $0.02 per share
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                        (Title of Class of Securities)


                                  V8726M103
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                                (CUSIP Number)


                             George Karageorgiou
                             c/o Stelinvest Corp.
                                Status Center
                                2A Areos Str.
                              Vouliagmeni, 16671
                                Athens, Greece
                            Tel: 011-301-967-0001
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                March 21, 2003
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            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  V8726M103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stelphi Holding Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                              [   ]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,976,006

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     1,976,006

10.  SHARED DISPOSITIVE POWER

     0



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,976,006

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.7%

14.  TYPE OF REPORTING PERSON*

     HC


*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   V8726M103
            ---------------------

     This Amendment No. 2 to the Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.02 par value, of Stelmar Shipping Ltd. (the "Issuer") that are beneficially owned by Stelphi Holding Ltd. ("Stelphi"). Since the filing of the First Amendment to the Schedule 13D, Stelphi has acquired a total of 335,041 shares; representing approximately 2% of the issued and outstanding common shares of the Issuer. This Amendment No. 2 also reflects Stelphi's proper name as Stelphi Holding Ltd. Stelphi was identified as Stelphi Holding Inc. in the Schedule 13D and First Amendment to the Schedule 13D.

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Item 1. Security and Issuer.

     The name of the Issuer is Stelmar Shipping Ltd., a Liberian corporation. The Issuer's principal executive office is located at Status Center 2A Areos Str. Vouliagmeni 16671, Athens, Greece. This Schedule 13D relates to the Issuer's common stock, par value $0.02 per share (the "Shares").

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Item 2.  Identity and Background.

     No change from the First Amendment to Schedule 13D.

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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Stelphi may be deemed to beneficially own, in the aggregate, 1,976,006 Shares. 1,640,965 Shares were owned previously. 335,041 Shares were purchased on March 21, 2003 from Stelshi Holdings Ltd. in a private transaction under Section 4(2) of the Securities Act of 1933, as amended, for an aggregate purchase price of $5,000,000.

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Item 4.  Purpose of Transaction.

     Stelphi purchased 335,041 Shares from Stelshi Holding Ltd. on March 21, 2003 in a private transaction under Section 4(2) of the Securities Act of 1933, as amended. All Shares held by Stelphi were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of Stelphi's business or investment activities, as the case may be.

     Stelphi has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Stelphi is the beneficial owner of an aggregate of 1,976,006 Shares. Based on reports filed with the Securities and Exchange Commission, Stelmar Shipping Ltd. has 16,819,750 common shares outstanding. Therefore, Stelphi beneficially owns an aggregate of 11.7% of the outstanding Shares. Stelphi beneficially owns all of the above mentioned Shares. As Stelphi's sole shareholder, Polys Haji-Ioannou has the power to vote, direct the vote, dispose of or direct the disposition of all of the Shares that Stelphi currently beneficially owns. However, Mr. Haji-Ioannou disclaims beneficial ownership of such Shares for any other purpose.

     The only transaction effected by Stelphi in the Shares since its First Amended 13D filing was the purchase of 335,041 Shares from Stelshi Holding Ltd. on March 21, 2003 in a private transaction under Section 4(2) of the Securities Act of 1933, as amended for $5,000,000.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No change from the First Amendment to Schedule 13D.

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Item 7.  Material to be Filed as Exhibits.

     None

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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                April 2, 2003
                                        -------------------------------
                                                  (Date)


                                             /s/ George Karageorgiou
                                        -------------------------------
                                                (Signature)


                                             George Karageorgiou
                                             President
                                        -------------------------------
                                                (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


21719.0001 #395689